UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Roberts, George J.
   c/o Delphi Asset Mgmt Corp.
   6005 Plumas St., #202, Reno, NV 89509

   (775) 689 3456; stock_us@oracle.com
2. Issuer Name and Ticker or Trading Symbol
   Oracle Corporation (ORCL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/3/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President,
   North American Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security   2)Trans-   3.Trans- 4.Securities Acquired(A)   5)Amount of    6)       7)Nature of
                              action       action    or Disposed of (D)            Securities                   Indirect
                              Date         Code                   A or D                  Beneficially     D or I   Beneficial
                              (Month/                                                           Owned Following        Ownership
                              Day/Year)  Code V   Amount            Price       Reported Transaction
------------------------------------------------------------------------------------------------------------------------------------
Common Stock      01/03/03    M            74,252        A    $1.9075
Common Stock      01/03/03    M          101,260        A    $2.6389
Common Stock      01/03/03    M          202,500        A    $3.7639
Common Stock      01/03/03    M          360,000        A    $4.4896
Common Stock      01/03/03    S            50,000        D   $11.2700
Common Stock      01/03/03    S            25,000        D  $11.2600
Common Stock      01/03/03    S            75,000        D  $11.2500
Common Stock      01/03/03    S            50,000        D  $11.2200
Common Stock      01/03/03    S            75,000        D  $11.2100
Common Stock      01/03/03    S          100,000        D  $11.2000
Common Stock      01/03/03    S            50,000        D  $11.1900
Common Stock      01/03/03    S            50,000        D  $11.1700
Common Stock      01/03/03    S          263,012        D  $11.1500     9,967              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  2)Conversion 3)Trans-   4)Trans-  5)Number of Derivative  6)Date Exercisable and
Derivative                 or Exercise    action      action      Securities Acquired (A)  Expiration Date
 Security                  Price of           Date        Code       or Disposed of (D)
                                Derivative
                                Security                         Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
NQ Stock Option     $1.9075         01/03/03      M                           74,252          (1)             07/08/04
(right to buy)
NQ Stock Option     $2.6389         01/03/03      M                         101,260          (1)             06/09/05
(right to buy)
NQ Stock Option     $3.7639         01/03/03      M                         202,500          (1)             05/24/06
(right to buy)
NQ Stock Option     $4.4896         01/03/03      M                         360,000          (1)             04/10/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  3)Trans-  7)Title and Amount           8)Price     9)Number of     10)     11)Nature of
   Security                action    of Underlying                      of Deri-    Derivative Securities      Indirect
                                Date      Securities                            vative      Beneficially Owned         Beneficial
                                                                    Amount or    Security  Following                      Ownership
                                                                    Number of                   Reported        D or I
                  -                          Title                Shares                        Transaction
------------------------------------------------------------------------------------------------------------------------------------
NQ Stock Option  01/03/03  Common Stock   74,252                         0
(right to buy)
NQ Stock Option  01/03/03  Common Stock  101,260                        0
(right to buy)
NQ Stock Option  01/03/03  Common Stock  202,500                        0
(right to buy)
NQ Stock Option  01/03/03  Common Stock  360,000                        0
(right to buy)

Explanation of Responses:

(1)
Option vests 25% annually on anniversary of grant date

SIGNATURE OF REPORTING PERSON
/s/ George J Roberts
---------------------------------------------------
Name:  George J Roberts
Date: 01/03/03